UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 3/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IFS Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road NE, Suite 1020
(No. and Street)

Atlanta, GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexys McKenzie (404) 382-5223
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
(Name - if individual, state last, first, middle name)

100 E. Sybella Avenue, Suite 130, Maitland, FL 32751
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alexys McKenzie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of IFS Securities, Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Alexys McKenzie, President

Erica M Dean
Notary Public

ERICA M DEAN
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires Aug. 28, 2018

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Subordinated Liabilities

( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
( ) (o) Management's assertion letter regarding 15c3-3 Exemption Report

IFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2015

ASSETS

Assets:	
Cash	$ 1,360,886
Deposits with clearing broker	200,000
Commission receivable	578,440
Other receivables	222,619
Securities owned, at fair value	855,720
Furniture and equipment at cost, less accumulated depreciation $12,899	42,599
Investment in related party hedge fund	97,635
Other assets	47,027
	$ 3,404,926

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 206,762
Commissions and wages payable	651,814
Due to related party	61,090
Management fee payable	500,000
Due to clearing broker	213,271
Subordinated loans payable	350,000
	1,982,937
Stockholders' equity:	
Common stock, no par value; 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	25,000
Additional paid-in capital	648,140
Retained earnings	748,849
	1,421,989
	$ 3,404,926

The accompanying notes are an integral part of these financial statements.